December 5, 2007

Via EDGAR and Facsimile

Division of Corporation Finance Securities and Exchange Commission 100 F St., N.E. Washington D.C. 20549 Attn: Anthony Watson Staff Accountant

Re:	Asia Time Corporation
Item 4.02 of Form 8-K
Filed November 26, 2007
File No. 0-51981

Dear Mr. Watson:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated November 27, 2007. As requested in the comment letter and in conjunction with the response to the comment letter, Asia Time Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083.

Very truly yours,

Asia Time Corporation

/s/ Kwong Kai Shun
Kwong Kai Shun
Chief Executive Officer, Chief Financial Officer and Chairman of the Board

Asia Time Corporation
Room 1601-04, 16/F CRE Centre, 889 Cheung Sha Wan Road, Kowloon , HK
Tel: (852) 2310 0101        Fax: (852) 2310 0032